China Education International, Inc.
48 Wall Street, Suite 73
New York, NY 10005
Phone (212) 682-6607
February 22, 2013

CORRR
Larry Spirgel, Assistant Director
U.S. Securities and Exchange Commission
Washington, D.C.

Re: China Education International, Inc.
Form 10-K for the fiscal year ended December 31, 2011
Filed April 11, 2012
File No. 0-53247

Dear Mr. Spirgel,

On December 21st, 2012, we received a letter from your office in regarding to our company’s financial report. We are working closely with our company’s staff as well as our legal counsel in order to answer your questions properly. We are now waiting for the 10Q for 3rd quarter of 2012 to be reviewed by our auditors, and it is expected to be ready soon. We would like to submit this responding letter after the 10Q is filed, since the first question in this comments is for the 10Q for the 3rd quarter.

We expect that everything should be ready by today, however, due to changing in management, this process takes longer than we expected. Therefore, we request another one week extension. We deeply appreciate your understanding in this matter.

Sincerely,

/s/Lisa Liu
Lisa Liu
CEO
China Education International, Inc.